SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2018

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a press release, dated August 15, 2018, titled "G. Willi-Food international Reports Major Improvements in All Major Operational Parameters in Second Quarter 2018 Compared to Second Quarter 2017".

This Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd. By: /s/ Amir Kaplan Name: Amir Kaplan Title: Chief Financial Officer

Date: August 15, 2018

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS MAJOR IMPROVEMENTS IN
ALL MAJOR OPERATIONAL PARAMETERS IN SECOND QUARTER 2018
COMPARED TO SECOND QUARTER 2017

THE COMPANY'S OPERATING PROFIT IN THE FIRST HALF OF 2018 EXCEEDED ITS
OPERATING PROFIT IN ALL OF 2017

YAVNE, Israel – August 15, 2018 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and Gold Frost, its wholly-owned subsidiary, a designer, developer and distributor of branded kosher innovative dairy food products.

Second Quarter Fiscal Year 2018 Highlights

•	Sales increased by 2.6% year-over-year to NIS 78.4 million (US$ 21.5 million).
•	Gross profit increased by 51.8% year-over-year to NIS 22.2 million (US$ 6.1 million).
•	Operating profit of NIS 7.6 million (US$ 2.1 million), or 9.7% of sales, compared to operating loss of NIS (1.6) million (US$ 0.4 million) in the comparable quarter of 2017.
•	Net profit increased by 312% year-over-year to NIS 6.5 million (US$ 1.8 million), or 8.2% of sales.
•	Net cash from operating activities of NIS 7.8 million (US$ 2.1 million).
•	Cash and securities balance of NIS 270.8 million (US$ 74.2 million) as of June 30, 2018.
•	Earnings per share of NIS 0.49 (US$ 0.13).

Management Comment

Zwi Williger & Joseph Williger, Co-Chairmen of Willi-Food, commented: "We are pleased to present the second quarter 2018 financial results which show improvements in sales, gross profit, operating profit and net profit over the comparable period last year. Sales increased by 2.6% versus second quarter of 2017, gross profit increased by 51.8% versus second quarter of 2017, operating profit increased by 560% versus second quarter of 2017, and net profit increased by 312% versus second quarter of 2017.

This is the fourth consecutive quarter since the Company's control has been changed and new managers have been appointed in which the Company presents improvement in its operating results over the comparable quarter of the previous year. We believe that the activities we are taking will continue to generate steady growth and increase profitability over time.

We are happy to update that the Company has contracted with several European dairies to supply a range of alternative dairy products to the products previously provided by Arla Foods Amba (a former significant supplier of our dairy products segment). In August 2018, the Company launched a dairy line with the products from the European dairies under an independent brand called Euro Dairy Europe.

Second Quarter Fiscal 2018 Summary

Sales for the second quarter of 2018 increased by 2.6% to NIS 78.4 million (US$ 21.5 million) from NIS 76.4 million (US$ 20.9 million) recorded in the second quarter of 2017. Sales increased in the second quarter of 2018 primarily due to redirection of resources in favor of sales, increasing the range of the Company's products and proper inventory management.

Gross profit for the second quarter of 2018 increased by 51.8% to NIS 22.2 million (US$ 6.1 million) compared to NIS 14.6 million (US$ 4.0 million) recorded in the second quarter of 2017. Second quarter gross margin increased by 48.2% to 28.3% compared to gross margin of 19.1% for the same period in 2017. The increase in gross margin was the result of the Company's continued strategic focus on selling a favorable mix of products which generate a higher gross margin.

Willi-Food’s operating profit for the second quarter of 2018 increased by 559.9% to NIS 7.6 million (US$ 2.1 million) compared to operating loss of NIS (1.6) million (US$ (0.4) million) in the second quarter of 2017.

Selling expenses decreased by 9% from the comparable quarter of 2017 primarily due to a decrease in promotional expenses. Selling expenses as a percentage of sales were 13.0%, compared to 14.6% in the second quarter of 2017.

General and administrative expenses were NIS 4.4 million (US$ 1.2 million) in the second quarter of 2018, a decrease of 17% compared to NIS 5.3 million (US$ 1.5 million) in the second quarter of 2017. This was primarily due to a decrease in legal and consulting expenses.

Willi-Food’s operating income before taxes for the second quarter of 2018 was NIS 8.0 million (US$ 2.2 million) compared to operating income before taxes of NIS 1.0 million (US$ 0.3 million) in the second quarter of 2017.

Willi-Food's net profit in the second quarter of 2018 was NIS 6.5 million (US$ 1.8 million), or NIS 0.49 (US$ 0.13) per share, compared to NIS 1.6 million (US$ 0.4 million), or NIS 0.12 (US$ 0.03) per share, recorded in the second quarter of 2017.

Willi-Food ended the second quarter of 2018 with NIS 270.8 million (US$ 74.2 million) in cash and securities. Net cash from operating activities for the second quarter of 2018 was NIS 7.8 million (US$ 2.1 million). Willi-Food's shareholders' equity at the end of June 2018 was NIS 429.3 million (US$ 117.6 million).

First Half Fiscal 2018 Highlights

•	Sales increased by 7.5% year-over-year to NIS 171.8 million (US$ 47.1 million).
•	Gross profit increased by 28.2% year-over-year to NIS 46.9 million (US$ 12.8 million), or 10% of sales.
•	Operating profit increased by 241.5% year-over-year to NIS 17.1 million (US$ 4.7 million), or 10% of sales.
•	Net profit increased 133% to NIS 13.7 million (US$ 3.7 million), or 8% of sales.
•	Net cash from operating activities of NIS 7.8 million (US$ 2.1 million).
•	Earnings per share of NIS 1.03 (US$ 0.28).

First Half Fiscal 2018 Summary

Willi-Food’s sales for the six-month period ending June 30, 2018 increased by 7.5% to NIS 171.8 million (US$ 47.1 million) compared to sales of NIS 159.7 million (US$ 43.8 million) in the first half of 2017. Sales increased in the first half of 2018 primarily to due redirection of resources in favor of sales, increasing the range of the Company's products and proper inventory management.

Gross profit for the period increased by 28.2% to NIS 46.9 million (US$ 12.8 million) compared to gross profit of NIS 36.6 million (US$ 10.0 million) for the first half of 2017. First half 2018 gross margin was 27.3% compared to a gross margin of 22.9% for the same period in 2017. The increase in gross margin was the result of the Company's continued strategic focus on selling a favorable mix of products which generate a higher gross margin.

Operating income for the first half of 2018 increased by 241% to NIS 17.1 million (US$ 4.7 million) from NIS 5.0 million (US$ 1.4 million) reported in the comparable period of last year primarily due to the increase of gross profit and decrease of selling expenses.

First half 2018 income before taxes increased by 157.5% to NIS 17.6 million (US$ 4.8 million) compared to NIS 6.8 million (US$ 1.9 million) recorded in the first half of 2017.

Net income for the first half of 2018 increased by 133.5% to NIS 13.7 million (US$ 3.7 million), or NIS 1.03 (US$ 0.28) per share, from NIS 5.9 million (US$ 1.6 million), or NIS 0.44 (US$ 0.12) per share, recorded in the first half of 2017.

Convenience Translation to Dollars

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on June 30, 2018, U.S. $1.00 equals NIS 3.65. The translation was made solely for the convenience of the reader.

IFRS

The Company’s consolidated financial results for the six-month period ended June 30, 2018 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.:

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission on April 30, 2018. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

{FINANCIAL TABLES TO FOLLOW}

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,		December 31	June 30,		December 31
	2 0 1 8	2 0 1 7	2 0 1 7	2 0 1 8	2 0 1 7	2 0 1 7
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	130,882	89,188	113,062	35,858	24,435	30,976
Financial assets carried at fair value through profit or loss	139,961	110,545	143,514	38,345	30,286	39,319
Trade receivables	97,339	92,917	85,943	26,668	25,457	23,546
Other receivables and prepaid expenses	3,155	5,112	5,996	864	1,401	1,643
Inventories	44,695	70,927	39,899	12,245	19,432	10,931
Current tax assets	2,572	6,165	6,760	705	1,689	1,852
Total current assets	418,604	374,854	395,174	114,685	102,700	108,267

Non-current assets
Property, plant and equipment	79,176	79,886	78,598	21,692	21,887	21,534
Less -Accumulated depreciation	39,225	37,842	37,389	10,747	10,368	10,244
	39,951	42,044	41,209	10,945	11,519	11,290

Goodwill	36	36	36	10	10	10
Deferred taxes	1,306	3,128	503	358	857	138
Total non-current assets	41,293	45,208	41,748	11,313	12,386	11,438
	459,897	420,062	436,922	125,998	115,086	119,705

EQUITY AND LIABILITIES

Current liabilities
Trade payables	19,945	16,223	12,800	5,464	4,445	3,507
Employees Benefits	2,671	2,428	2,147	732	665	588
Other payables and accrued expenses	6,912	3,666	5,246	1,893	1,004	1,437
Total current liabilities	29,528	22,317	20,193	8,089	6,114	5,532

Non-current liabilities
retirement benefit obligation	1,090	875	1,148	299	241	315
Total non-current liabilities	1,090	875	1,148	299	241	315

Shareholders' equity
Share capital NIS 0.1 par value (authorized - 50,000,000 shares, issued and outstanding - 13,240,913 shares at March 31, 2018; and December 31, 2017)	1,425	1,424	1,425	390	390	390
Additional paid in capital	128,354	128,354	128,354	35,165	35,165	35,165
Capital fund	247	247	247	68	68	68
Remeasurement of the net liability in respect of defined benefit	(954)	(508)	(954)	(261)	(139)	(261)
Retained earnings	300,207	267,353	286,509	82,248	73,247	78,496
Equity attributable to owners of the Company	429,279	396,870	415,581	117,610	108,731	113,858
	459,897	420,062	436,922	125,998	115,086	119,705

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 1 8	2 0 1 7	2018	2 0 1 7	2 0 1 8	2 0 1 7
	NIS				US dollars (*)
	In thousands (except per share and share data)

Sales	171,781	159,730	78,410	76,440	47,063	43,762
Cost of sales	124,828	123,104	56,246	61,838	34,199	33,727

Gross profit	46,953	36,626	22,164	14,602	12,864	10,035

Operating costs and expenses:

Selling expenses	20,895	23,036	10,173	11,183	5,725	6,311
General and administrative expenses	8,932	8,876	4,421	5,327	2,447	2,432
Other income	-	301	-	262	-	82

Total operating expenses	29,827	31,611	14,594	16,248	8,172	8,661
Operating income (loss)	17,126	5,015	7,570	(1,646)	4,692	1,374

Financial income	(655)	5,501	(195)	3,354	(180)	1,507
Financial expense	(1,111)	3,688	(674)	670	(304)	1,010

Total financial income	456	1,813	479	2,684	124	497

Income before taxes on income	17,582	6,828	8,049	1,038	4,816	1,871
Taxes on income	(3,888)	(962)	(1,565)	535	(1,065)	(264)

Profit (loss) for the period	13,694	5,866	6,484	1,573	3,751	1,607

Earnings per share:
Basic earnings per share	1.03	0.44	0.49	0.12	0.28	0.12

Diluted earnings per share	1.03	0.44	0.49	0.12	0.28	0.12

Shares used in computation of basic EPS	13,240,913	13,240,913	13,240,913	13,240,913	13,240,913	13,240,913

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 1 8	2 0 1 7	2 0 1 8	2 0 1 7	2 0 1 8	2 0 1 7
	NIS				US dollars (*)
	(in thousands)

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	13,694	5,866	6,484	1,572	3,751	1,607
Adjustments to reconcile net profit to net cash used in continuing operating activities (Appendix)	(2,573)	(42,136)	1,341	5,472	(705)	(11,544)

Net cash used in (used to) continuing operating activities	11,121	(36,270)	7,825	7,044	3,046	(9,937)

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(578)	(1,593)	(521)	(1,282)	(158)	(436)
Proceeds from sale of property plant and Equipment	-	301	-	262	-	82
Proceeds from purchase of marketable securities, net	3,307	(3,597)	3,402	(1,426)	906	(985)
Short term deposit	-	-		-		-
Proceeds (acquisition) of non current financial assets	3,970	770	-	-	1,088	211

Net cash from continuing investing activities	6,699	(4,119)	2,881	(2,446)	1,836	(1,128)

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank debt	-	-	(20,161)	-	-	-

Net cash used in continuing financing activities	-	-	(20,161)	-	-	-

Increase (decrease) in cash and cash equivalents	17,820	(40,389)	(9,455)	4,598	4,882	(11,065)

Cash and cash equivalents at the beginning of the financial period	113,062	129,577	140,337	84,590	30,976	35,500

Cash and cash equivalents of the end of the financial year	130,882	89,188	130,882	89,188	35,858	24,435

(*)          Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS - OPERATING ACTIVITIES:

A.          Adjustments to reconcile net profit to net cash from operating activities:

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 1 8	2 0 1 7	2 0 1 8	2 0 1 7	2 0 1 8	2 0 1 7
	NIS				US dollars (*)
	(in thousands)

Decrease in deferred income taxes	(803)	(774)	(444)	(1,298)	(220)	(212)
Unrealized loss (gain) on marketable securities	246	(2,028)	(2,022)	(766)	67	(556)
Depreciation and amortization	1,836	1,790	916	861	503	490
Capital loss (gain) on disposal of property plant and equipment	-	(301)	-	(262)	-	(82)

Changes in assets and liabilities:
increase in trade receivables and other receivables	(8,338)	(14,499)	6,484	4,598	(2,284)	(3,972)
increase in inventories	(4,796)	(29,051)	(5,187)	5,621	(1,314)	(7,959)
Increase (decrease) in trade and other payables, and other current liabilities	9,282	2,727	1,594	(3,282)	2,543	747

	(2,573)	(42,136)	1,341	5,472	(705)	(11,544)

B.          Significant non-cash transactions:

	Six months		Three months		Six months
	ended		ended		ended
	June 30,		June 30,		June 30,
	2 0 1 8	2 0 1 7	2 0 1 8	2 0 1 7	2 0 1 8	2 0 1 7
	NIS				US dollars (*)
(in thousands)

Supplemental cash flow information:
Income tax paid	3,434	3,719	1,268	1,069	941	1,019

(*)          Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Amir Kaplan, Chief Financial Officer
(+972) 8-932-1000
amir.k@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.